MAKE LOVE NOT PORN, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2022

MAKE LOVE NOT PORN, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

	PAGE
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flow	4
Notes to the Financial Statements	5 - 6

Bauman + Krasnoff LLP
Certified Public Accountants

555 Eighth Avenue
New York NY 10018
Tel   212 760 1100
Fax 212 760 1122
Email bk@bkcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To Management
Make Love Not Porn, LLC
New York, New York

We have reviewed the accompanying financial statements of Make Love Not Porn, LLC (Partnership), which comprise the balance sheet as of December 31, 2022 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit. the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principals generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The Company financial statements have been prepared assuming that the company will continue, as a going concern. As discussed in note 2 of the financial statements. The Company has suffered recurring losses from operations that raises substantial doubt in its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2 on the financial statement. The financial statement does not include any adjustments that may result from the outcome of this uncertainty.

Bauman + Krasnoff LLP

Bauman + Krasnoff LLP
November 13, 2023

-1-

MAKE LOVE NOT PORN, LLC
BALANCE SHEET
December 31, 2022

ASSETS

Current Assets			
Cash			$ 152,586
Property and Equipment			
Furniture and Fixtures		8,156	
Trademark		325	
Leasehold Improvements		595,025	
		603,507	
Accumulated Depreciation		(350,776)	
			252,731
Other Assets			
Loan Receivables - Cindy Gallop Inc.			268,934
Total Assets			$ 674,251

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities			
Credit Card Payable			$ 70,134
Other Liabilities			
Loan Payable - Lucinda Gallop		381,097	
Loan Payable - IfWeRanTheWorld		(18,761)	
Total Other Liabilities			362,336
Members' Equity			
Equity - Jam Tomorrow		1,336,675	
Equity - Lucinda Gallop		(746,116)	
Equity - Corey Innis		(43)	
Equity - Eunice Chase		(43)	
Net Income		(348,692)	
Total Members' Equity			241,781
Total Liabilities and Members' Equity			$ 674,251

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF INCOME
For the year ended December 31, 2022

Revenues		$ 684,894
Operating Expenses		
Bank Charges	60	
Contributions	2,000	
Contract Workers	46,766	
Depreciation	40,744	
Domain Costs	1,127	
Dues and Subscriptions	16,837	
Filing Fees	350	
Hosting	5,235	
Gifts	300	
Interest Expense	6,013	
Marketing/Advertising Expense	17,183	
Meals and Entertainment	657	
Merchant Account Fees	109,494	
Office Expenses	815	
Office Supplies	-	
Outsourced Service	548,510	
Professional Fees	44,071	
Rent Expense	742	
Royalties	192,468	
Taxes	-	
Telephone Expense	57	
Travel Expense	-	
Video Streaming	170	
Total Operating Expenses		1,033,598
Net Operating Loss		(348,704)
Other Income		12
Net loss		$ (348,692)

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

Cash Flow from Operating Activities		
Net Loss	$	(348,692)
Adjustments to reconcile net income		
to net cash used by operating		
activities		
Depreciation and Amortization		40,744
Changes in operating assets and liabilities:		
Loan Receivables (Cindy Gallop Inc)		430
Retainage		-
Deferred Interest		-
Security Deposit		-
Accounts Payable		-
Credit Card Payable		26,133
Garnishment Payable		-
Net Cash Provided		
By Operating Activities		(281,385)
Cash Flows from Investing Activities		
Purchase of Equipment and Vehicles		(38,599)
Net Cash Used		
By Investing Activities		(38,599)
Cash Flows from Financing Activities		
Loan Payable		-
Loan Members		275,963
Distributions		-
Net Cash Used		
By Financing Activities		275,963
Net Decrease in Cash		(44,021)
Cash at beginning of year		196,607
Cash at end of year	$	152,586
Supplemental Information		
Interest paid	$	-
Income tax paid	$	-

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Total Member Equity
Beginning Balance at 01/01/2021	613,223
Capital Contributions	240,168
Net Income (Loss)	(503,086)
Ending Balance 12/31/2021	350,305
Capital Contributions	240,168
Net Income (Loss)	(348,692)
Ending Balance 12/31/2022	241,781

MAKE LOVE NOT PORN, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

1. Summary of Significant Accounting Policies

Business Activity
Make Love Not Porn, LLC (a Partnership) was incorporated in August, 2011 in Delaware. The Company is an online information service company which specializes in personal relationships.

Cash
Cash includes cash on hand and cash in checking accounts. The Corporation maintains its bank deposits with high credit financial institutions. At times, such deposits may be in excess of federally insured limits. The Corporation has not experienced any losses on such amounts.

Accounts Receivable
Accounts receivable are recorded at their estimated realizable value, after reduction for an allowance for estimated uncollectible accounts. The allowance for uncollectible accounts is determined primarily through specific identification and evaluation of significant past due amounts, supplemented by an estimate applied to the remaining balance of past due accounts, which is based on historical experience. Accounts are deemed past due when payment has not been received within the stated time period. The Company reviews individual past due amounts periodically and writes off amounts for which all collection efforts are deemed to have been exhausted. At December 31, 2022, an allowance for doubtful accounts is not provided since, in the opinion of management, all accounts recorded on the books are deemed collectible.

Property and Equipment
Property and equipment are stated at cost. Significant additions and improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is calculated using accelerated methods over the estimated useful lives (5 to 7 years) of the related assets. Leasehold improvements are amortized over the lives of the respective assets.

Loan Receivables
Loan Receivables - Cindy Gallop Inc is a non interest bearing demand note receivable from an affiliated company.

Loan Payables
Loan Payable - Lucinda Gallop is a non interest bearing demand note payable from a member.
Loan Payable - IfWeRanTheWorld is a non interest bearing demand note payable from an affiliated company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a Limited Liability Company, the company's taxable income or loss is allocated to member's in accordance with the operating agreement. Therefore, no provisions or income taxes has been included in the financial statements.

The company evaluates it's tax positions that had been taken or are expected to be taken on income tax returns to determine if an accrual is necessary or uncertain tax positions. As of December 31, 2022, the unrecognized tax benefit accrual was zero. The Company will recognized future accrued interest and penalties related to unrecognized tax benefits in income tax expenses if incurred.

2.Going Concern

The company has suffered financial losses for a number of years. Management has always been able to procure capital infusions to finance the annual financial losses. Management is currently looking for other sources of capital to finance current operations. Should management not be able to procure such financing the company is at risk of being a going concern.